Exhibit 99.2

Empower Clinics Inc. (formerly Adira Energy Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three month period ended March 31, 2018

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of Empower Clinics Inc. (formerly Adira Energy Ltd.). (“Empower”, “we”, “our”, “us”, or the “Company”) for the three month period ended March 31, 2018, which has been prepared on the basis of information available up until June 1, 2018. This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s interim consolidated financial statements for the three month period ended March 31, 2018, as well as the annual consolidated financial statements for the year ended December 31, 2017, together with the notes thereto, available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

All monetary amounts are reported in United States dollars and in accordance with IFRS unless otherwise noted. This MD&A is dated June 1, 2018.

Forward-Looking Statements

This MD&A (including, without limitation, the sections discussing Empower’s Financial Conditions and Results of Operations) contains certain forward-looking statements. All statements other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “contemplate”, “target”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “can”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements are based upon certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. However, whether actual results and developments will conform with management’s expectations is subject to a number of risks and uncertainties, including the considerations discussed herein and in other documents filed from time to time by the Company with Canadian security regulatory authorities, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by management, competitive actions by other companies, changes in laws or regulations and other factors, many of which are beyond the Company’s control. These factors may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected results on Adira. All of the forward-looking statements made herein are qualified by the foregoing cautionary statements. The Company expressly disclaims any obligation to update or revise any such forward-looking statements.

Business overview and Significant Developments during the period

Empower was initially incorporated as an oil and gas exploration company with a focus on early-stage exploration in the State of Israel. The focus of the Company has changed as detailed below. The Company’s current trading symbol on the Canadian Securities Exchange is “EPW”

The Company also trades on the OTC Bulletin Board with the trading symbol “ADENF” and on the Frankfurt Stock Exchange with the trading symbol “OAM1”.

Reverse Take Over

On April 27, 2018, the Company completed its previously disclosed transaction with SMAART Holdings Inc. (“SMAART”) to acquire the assets that constituted a reverse take-over of the Company (the “Transaction”). Pursuant to the Transaction, a subsidiary of the Company amalgamated with SMAART to form a wholly owned subsidiary of Empower. In return, all of the issued and outstanding securities of SMAART were exchanged for equivalent securities, including Common Shares, of Empower. In connection with the Transaction, the Company also changed its name to “Empower Clinics Inc.” and underwent a 6.726254 to one share consolidation. In addition, a private placement was completed whereby 8,443,473 Common Shares were issued at a price of CDN$0.31 per share for aggregate gross proceeds of CDN$2,617,476. As a result, Empower will have 70,966,958 Common Shares issued and outstanding.

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Business of SMAART Holdings Inc.

SMAART’s business operates under the name Empower Clinics in the United States and is a growing national network of physician-staffed medical cannabis clinics with a primary focus on enabling patients to improve and protect their health. In addition to the clinic business, Empower Clinics also garners royalties from the sale of proprietary medical cannabis products manufactured, dispensed, and delivered by third party channel partners. Through the rapid addition of both physical clinic locations, coupled with third party manufacturer distribution relationships, Empower Clinics seeks to create a leading nationwide brand of trusted products and services for the medical cannabis industry, enabling patients to more effectively and affordably address areas such as chronic pain, Epilepsy, PTSD, and more. Empower Clinics also intends to seek merger and acquisition opportunities where possible to accelerate its business expansion plans and drive value.

Capital Expenditures and Divestitures

During the three month period ended March 31, 202018, the Company did not incur any capital expenditures or disposals.

The Company's currently has no planned capital expenditures in connection with its prior operations for the next twelve months.

Additional Disclosure for Venture Issuers without Significant Revenues:

	Three Month Period Ended March 31,
	2018	2017
	U.S. dollars in thousands

General and administrative expenses	$20	$21

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Discussion of Operations

The following is a discussion of the results of operations which have been derived from the interim consolidated financial statements of the Company for the three month period ended March 31, 2017:

	Three Month Period Ended March 31,
	2018	2017
	U.S. dollars in thousands (except per share data)

Expenses:
General and administrative expenses	20	21

Operating loss	(20)	(21)

Foreign exchange gain	-	3
Gain on revaluation of warrant liability	20	9

Loss before income taxes	-	(9)

Net loss and comprehensive loss	-	(9)

Basic and diluted net loss per share attributable to equity holders of the parent	$(0.00)	(0.01)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	17,111,022	17,111,022

General and Administrative Expenses

For the three month period ended March 31, 2018, general and administrative expenses amounted to $20 thousand as compared to $21 thousand for the three month period ended March 31, 2017. The expenses in 2017 comprise primarily professional fees.

Foreign Exchange Gain (Loss)

For the three month period ended March 31, 2018, the foreign exchange gain amounted to nil as compared to a gain of $3 thousand loss for the three month period ended March 31, 2017. The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. Most of its monetary assets are held in Canadian Dollars, however, the Company incurs expenditures in NIS, US Dollars and Canadian dollars. The Company has not hedged its exposure to currency fluctuations.

The gain on revaluation of warrant liability for the three months ended March, 31, 2018 was $20 as compares to $9 thousand for the three months ended March 31, 2017 and results from the warrants issued in May 2015 that are denominated in Canadian dollars, while our functional currency is US dollars; therefore, the fair value of the warrants are classified as a financial liability which is re-measured to fair value at the end of each period. The changes in fair value are included in gain on revaluation of warrant liability.

Net Profit/Loss

The Company reported a net and comprehensive loss for the three month period ended March 31, 2017 of nil as compared to a net and comprehensive loss of $9 thousand for the three month period ended March 31, 2016.

Inflation

During the three month periods ended March 31, 2018 and March 31, 2017, inflation has not had a material impact on the Company’s operations.

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Summary of Quarterly Results

	Quarter ended
	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
	U.S dollars in thousands, except per share data
Revenues	$-	-	-	-
Net Profit (loss)	$-	(8)	(40)	(18)
Net Profit (loss) per share*	$(0.00)	(0.00)	(0.00)	(0.00)

*Attributable to equity holders of the Company, post share consolidation

	Quarter ended
	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016
	U.S dollars in thousands, except per share data
Revenues	$-	-	-	-
Net Profit (loss)	$(9)	(147)	(19)	(29)
Net Profit (loss) per share*	$(0.00)	(0.01)	(0.00)	(0.00)

*Attributable to equity holders of the Company, post Consolidation

Net profit (loss) per quarter is a function of the operational activity during that quarter. There is no seasonal trend. The profit during the last eight quarters as been in decline as the company reduces its exploration activities.

Liquidity

Liquidity is a measure of a company’s ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of common shares.

The Company has an accumulated deficit of $34,424 thousand as of March 31, 2018 ($34,424 thousand as of December 31, 2017), and the Company had negative cash flows from operations of $1 thousand during the three month period ended March 31, 208 (negative cash flows of $21 thousand during the three month period ended March 31, 2017). The ability of the Company to continue a going concern depends upon the ability of the Company to obtain financing and upon future profitable operations. The Company has not earned any significant revenues from its operations to date.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations. The Company is considering various alternatives with respect to raising additional capital to remedy any future shortfall in capital, but to date has made no specific plans or arrangements.

During the three month period ended March 31, 2018, the Company’s overall position of cash and cash equivalents decreased by $1 thousand. This decrease in cash can be attributed to the following:

The Company’s net cash used from operating activities during the three month period ended March 31, 2017 was $1 thousand as compared of $21 thousand for the three month period ended March 31, 2017. The cash used in 2018 is as a result of general and administration expenses and an increase in accounts payable.

Cash generated in investing activities during the three month period ended March 31, 2018 and was nil as compared to $25 thousand during the three month period ended March 31, 2017. In 2017, the generation of cash was as a result of the receipt of a loan granted to SMAART.

Cash provided by financing activities for the three month periods ended March 31, 2018 and March 31, 2017, was nil.

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Capital Resources

At March 31, 2017, the Company’s cash and cash equivalents were $13 thousand (December 31, 2017 - $14 thousand). The majority of this balance is being held in Canadian Dollars. Our working capital at March 31, 2018 was negative $356 thousand as compared to negative $336 thousand at December 31, 2017. A significant service provider has agreed to accept settle their accounts payable balance in the amount $155 in return for shares to be issued as part of the SMAART transaction.

Commitments

The Company no outstanding commitments other than those reflected in the balance sheet.

Disclosure of Outstanding Share Data

As of the date hereof, the Company has 70,966,958 common shares outstanding.

Management of Capital

The Company currently does not generate significant cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital plus warrants. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

The Company’s capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company’s operations. Achieving this objective requires management to consider the underlying nature of exploration activities, the availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

Although the Company has been successful at raising funds in the past through the issuance of share capital, there can be no assurance that future financings will be successful.

Off-Balance Sheet arrangements

The Company has no off balance sheet arrangements.

Transactions with Related Parties

No director or senior officer of the Company, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transactions, which in either such case has materially affected or will materially affect the Company or the Company's predecessors since the beginning of the Company's last completed fiscal year except as follows:

During the three month period ended March 31, 2018, the Company incurred nil in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company, as compared to $2 thousand during the three month period ended March 31, 2017.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions

There are currently no proposed transactions that are expected to affect the financial condition, results of operations and cash flows of the Company.

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Critical Accounting Policies and Estimates

Our results of operation and financial condition are based on our consolidated financial statements, which are presented in accordance with IFRS. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies and estimates that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Share-based payment transactions;
•	Impairment of financial assets; and
•	Warranty liability

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Share-based payment transactions

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. Fair value measurement of all options and warrants granted is determined using an appropriate pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period. No expense is recognized for awards that do not ultimately vest.

Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence of impairment of a financial asset or group of financial assets carried at amortized cost.

As of the date hereof, there is no objective evidence of impairment of debt instruments and receivables as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulty and default in interest or principal payments. The amount of the loss recorded in profit or loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the financial asset's original effective interest rate (the effective interest rate computed at initial recognition). If the financial asset has a variable interest rate, the discount rate is the current effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account (see allowance for doubtful accounts above). In a subsequent period, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, up to the amount of any previous impairment, is recorded in profit or loss.

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Warranty liability

As the warrants have an exercise and presentational price denominated in Canadian dollars which differs from the Company’s functional currency they do not qualify for classification as equity. These warrants have been classified as a warrant liability and are recorded initially at fair value and revalued at each reporting date, using the Black Scholes valuation model. Changes in fair value for each year are included in comprehensive profit and loss for the year.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

There were no changes to the Company’s internal controls over financial reporting during the period ended March 31, 2017, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

As of March 31, 2018, the Company evaluated its disclosure controls and procedures and internal control over financial reporting, as defined by the Canadian Securities Administrators. These evaluations were carried out under the supervision of and with the participation of management, including the Company’s chief financial officer. Based on these evaluations, the chief financial officer concluded that the design of these disclosure controls and procedures and internal control over financial reporting were effective.

Financial Instruments and Other Instruments

The Company’s financial instruments have been designated as follows:

Financial assets and liabilities	Classification
Cash and cash equivalents	Loans and receivables
Other receivables	Loans and receivables
Trade payables	Other financial liabilities
Accrued liabilities	Other financial liabilities
Warrant liability	Fair value through profit and loss

The carrying values of cash and cash equivalents, restricted deposits, other receivables, trade payables and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

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Risks and Uncertainties

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, and restricted cash, by holding them at major Canadian and Israeli financial institutions in accordance with the Company’s investment policy. The Company places its cash and cash equivalents with high credit quality Israeli and Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and accounts receivable.

As of March 31, 2018, the Company’s exposure is for cash held in bank accounts in the amount of $13 thousand and other receivables and prepaid expenses of $2 thousand. None of the Company’s accounts receivable is overdue as at March 31, 2018.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. As of March 31, 2018, the Company had cash and cash equivalents of $13 thousand, and other receivables and prepaid expenses of $2 thousand against current trade, other payables and loans payable in the amount of $170 thousand.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of two types of risk: interest rate risk, and foreign currency risk.

(i)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

(ii)	Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. Most of the Company’s monetary assets are held in US dollars and most of the Company’s expenditures are made in US dollars. However, the Company also has expenditures in Canadian dollars. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 5% of the NIS or the Canadian Dollar relative to the U.S dollar would not have a significant effect on the Company.

Environmental Risk

Environmental regulations affect the cost of exploration and development, as well as future development operations; however, management does not believe that any provision against environmental regulations is currently required.

For a complete discussion on risk factors, please refer to the Company’s Form 20-F dated June 1, 2018, filed on www.sedar.com.

Other Information

Additional information about the Company, the Company’s quarterly and annual consolidated financial statements, annual information form, technical reports and other disclosure documents, is accessible at the Company’s website www.adiraenergy.com or through the Company’s public filings at www.sedar.com.

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